

Mail Stop 3720

January 5, 2010

James J. Miller
President and Chief Executive Officer
National Intelligence Association, Inc.
1258 Golfview Drive
Woodridge, IL 60517

> **Re: National Intelligence Association, Inc.**
> **Form S-1**
> **Filed December 10, 2009**
> **File No. 333-163628**

Dear Mr. Miller:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your disclosure on page three that the sale of shares by the selling shareholders may continue past the expiration of the initial 180 day offering and at such time your shares would no longer be required to be sold at the price of $0.10. We also note the large number of shares being registered for sale on behalf of non-affiliates relative to the total number of shares outstanding, not held by affiliates, as well as your statement on page 15 that the

selling shareholders will be deemed to be underwriters. Based upon these facts and the proximity of the initial placements of the securities to the date of this offering, it appears that the offering by your selling shareholders is an indirect primary offering. As such, please fix the offering price of the securities for the duration of the entire offering. See Rule 415(a)(4).

2. We refer you to the financial statement updating guidance in 3-12 of Regulation S-X.

3. Provide us with objective support for your assertions regarding the marketplace in which you conduct business and revise your disclosure to ensure that you make clear upon what standard or measure you base your claims. Please provide the basis for the following statements:

   - you use the same equipment as federal agencies in their countermeasures (page 19);
   - your "state of the art" safe room technology will "protect the nation from any Bio Terror threat creating a safe environment for habitat until the threat subsides" (page 20);
   - changes in the attitudes of the public about security "are a tremendous boost to our industry" (page 21);
   - your agents are "better trained and qualified" to conduct more elaborate assignments than those of your competitors (page 21);
   - you are the only Security and Investigation Company in the Midwest who currently holds an active, Level III Top Secret Clearance from the Government (page 22); and
   - the federal government has devoted 2.5billion to airport security (page 22);

   These are just examples.

Prospectus Summary, page 6

4. We note your statements that you provide professional security services, recovery services, investigative services and protection services as well as your statement that Mr. Miller has worked on nearly 500 cases over the last 25 years with a variety of clients. However, we also note that you earned no revenues from May 12, 2009 to August 31, 2009. Please revise your disclosure to clearly distinguish between your historic and current activities and the activities you intend to perform in the future. Please also disclose management's estimated timetable for commencing your future business activities.

Summary of the Offering, page 7

5. Please revise to disclose what percentage of your total shares currently outstanding are being registered by this registration statement.

Risk Factors, page 4

6. Please include a risk factor addressing your ability to continue as a going concern. Such risk factor should disclose the minimum level of capital that must be raised for the company to continue operating through 2010.

7. Please include a risk factor addressing your lack of operations to date and address when management anticipates that you will commence operations.

8. Please include a risk factor regarding your limited number of customers.

"There is no assurance our future operations will result in profitable revenues," page 8

9. Please revise this risk to disclose that you have not earned any revenues to date.

"The security services we provide may subject us to liability…" page 9

10. Please revise this risk to address any past experiences the company has had with the claims discussed therein.

"Financial Projections," page 10

11. This risk appears to be duplicative of your note regarding forward looking statements on page 12 and does not appear to address a risk that is specifically applicable to your company or information provided in this registration statement. Please revise or advise.

Determination of Offering Price, page 14

12. We note your disclosure that the offering price does not bear any relationship to your assets, results of operations or book value, but we also note that your management considered your "operating history" as a factor in determining the offering price. Please expand your disclosure to indicate what aspect of your operating history management considered.

Dilution, page 14

13. Please round the share prices in your dilution table to the nearest hundredth.

The Business, page 19

14. Please substantially revise the discussion of your services to disclose the following: (i) the services you currently offer; (ii) the timeframe in which management anticipates offering the services currently under development; and (iii) the percentage of revenues management anticipates deriving from each such service. The existing disclosure is too broad and generalized. An investor should be able to clearly identify your specific plan of operation

for the remainder of this fiscal year.

15. Please expand your disclosure to indicate how you intend to focus on your target customers, including the Fortune 500 corporations, Homeland Security Agency and other federal agencies as noted on page 22. Please disclose the nature of your "known contacts" that are in positions to recommend your services.

16. We note your disclosure on page nine which indicates that you are subject to city, county and state licensing laws, as well as your reference on page 20 to being a "Licensed Agency." Please describe the applicable requirements and indicate the status of your compliance with such any governmental requirements. Please clarify what it means to be a "Licensed Agency." Please also disclose here and in your management's discussion and analysis the costs, if any, associated with maintaining compliance with these various licensing or other regulatory requirements. See Item 101(h)(4)(viii) of Regulation S-K

Competitive Comparison, page 21

17. Please indicate how many agents and/or employees you currently have. Please also indicate how many of such employees have completed the 400 hours of training to qualify for an investigator discussed on page 21.

18. We note your reference to a $15M contract with USIS as well as your reference to existing customer contracts on page eight. As you have not earned any revenues to date, please explain the status of these contracts. Please file your contract with USIS as an exhibit to your registration statement. See 601(b)(10) of Regulation S-K

Target Market Segment Strategy, page 21

19. We note your statement that you "expect to become a recognized name and profitable entity in the US market." However, we also note your disclosure that your "targeted market area" is a 100 mile radius around Chicago. Please revise your disclosure to clarify your targeted geographic market.

Market Trends, page 22

20. Please disclose the nature of the "top secret clearance" you received from the government as well as the GSA clearance you are seeking to obtain. Disclose the duration of such clearances and indicate any expenses associated with obtaining, maintaining or renewing such clearances.

Results of Operations, page 24

21. Please revise your prospectus to include a separate heading for your management's discussion and analysis. See Item 303 of Regulation S-K.

22. Please address what changes in your results of operations, liquidity and capital resources, and trends you expect as a result of your reorganization from a private company to a public company. It is important for investors to understand your historical financial information when you were a private company and whether and the extent to which management expects the trends and results of operations to continue or change as a public company.

23. Provide an expanded discussion (quantified, if possible) of any expected increases in expenses described throughout this registration statement, to the extent known. For example, address the selling, general and administrative expenses associated with your plans to expand your marketing efforts.

Liquidity and Capital Resources, page 24

24. In view of the uncertainties concerning your company's continued existence as a going concern, please provide a more detailed description of management's specific, viable plans that are intended to mitigate the effect of such conditions; and management's assessment of the likelihood that such plans can be effectively implemented. Those elements of your plan that are particularly significant or critical to overcoming your company's present financial difficulties should be clearly identified and discussed. You should specifically identify in your disclosure who is planning to contribute funds to the company, how much those funds are expected to be, and when those funds are to be contributed. Additionally, there should be a reasonably detailed discussion of your company's ability or inability to generate sufficient cash to support its operations during the twelve month period following the date of the most recent balance sheet presented. The viability plan description should be included in management's discussion and analysis of liquidity and in the footnotes to the financial statements.   Refer to Financial Reporting Codification §607.02.

Directors, Executive Officers, Promoters and Control Persons, page 24

25. For each officer and director, briefly describe such individual's business experience during the last five years, including principal occupations, the names of any corporation in which such occupations were carried on. See Item 401(e)(1) of Regulation S-K. Please also disclose the age of each officer and director. See Item 401(a) of Regulation S-K.

26. Please disclose the nature of the "Top Secret Security clearance" Mr. Miller holds.

27. Please identify each director that is independent. See Item 407(a) of Regulation S-K.

Certain Relationships and Related Transactions, page 28

28. Disclose your policies and procedures for the review of related party transactions. Such disclosure should indicate whether these policies are in writing. See Item 404(b) of Regulation S-K.

Signatures

29. With your next amendment, please provide the signature of your controller or principal accounting officer, as well as a majority of your board of directors, as required by the instructions to Form S-1.

Exhibit 5.1

30. We note that counsel has relied upon "assurances from the officers and directors of the Company" in providing its opinion. Please tell us the nature of these assurances and indicate whether such assurances were accompanied by certifications by such individuals.

* * * *

Please amend your Form S-1 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they may relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367, or Robert Bartelmes, Senior Financial Analysts at (202) 551-3354 with any other questions.

Sincerely,

/s Robert Bartelmes, for
Larry Spirgel
Assistant Director

Cc: Wade D. Huettel, Esq.
     Via facsimile